Contact

www.linkedin.com/in/michael-oraschewsky-30a2b366 (LinkedIn)
conshohockencafe.com (Company)
thebaconjams.com (Company)

Top Skills

Entrepreneurship
New Business Development
Strategic Planning

Languages

English (Native or Bilingual)
German (Professional Working)

Certifications

HCCAP

Michael Oraschewsky

CEO TBJ Gourmet | Upcycled Food Association Founding Board Member
Conshohocken

Summary

I am a entrepreneur with a passion for taking good ideas to the next level. I am a Co-Founder of TBJ Gourmet, creators of bacon jam and other fine foods. I have owned and launched business from restaurants to mortgage brokerages, and had been a consultant for many successful start ups. I believe my success comes from an ability to analyse trends, build teams and design systems that function. A limitless thirst for knowledge helps as well.

Experience

TBJ Gourmet
Chief Executive Boar
June 2013 - Present (8 years 11 months)
444 Acorn Lane Diwningtiwn Pa 19335

TBJGourmet.com

Upcycled Food Association
Treasurer
November 2019 - Present (2 years 6 months)

Conshohocken Cafe
Owner Operator
January 2011 - June 2018 (7 years 6 months)
521 Fayette

...On A Roll
Owner Operater
2003 - 2011 (8 years)
521 Fayette St

Education

Millersville University of Pennsylvania
Bachelor of Arts (BA), International Relations and Affairs · (1999 - 2003)

The Philipp University of Marburg
German Language and Literature · (2001 - 2002)